


15005515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/22/15

March 10, 2015

Act: 1934
Section:
Rule: 14a-8 (OD3)
Public
Availability: 3-10-15

Dumont Clarke IV
Moore & Van Allen PLLC
dumontclarke@mvalaw.com

Re: Lowe's Companies, Inc.
Incoming letter dated January 22, 2015

Dear Mr. Clarke:

This is in response to your letter dated January 22, 2015 concerning the shareholder proposal submitted to Lowe's by the National Center for Public Policy Research. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

March 10, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 22, 2015

The proposal requests that management review its policies related to human rights to assess areas in which the company may need to adopt and implement additional policies and to report its findings. The proposal also provides that "the review can consider whether the company's policies permit employees to take part in his or her government free from retribution."

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(7), as relating to Lowe's ordinary business operations. In this regard, we note that the proposal relates to Lowe's policies concerning its employees. Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lowe's relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2015

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Review of Human Rights Policies

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. ("Lowe's" or the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders meeting. The Proposal was submitted to the Company by the National Center for Public Policy Research (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to:

1. Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business matters; and
2. Rule 14a-8(i)(3) because the Proposal is so vague and indefinite that neither the Company nor its shareholders would be able to determine with reasonable certainty what action or measures the resolution requires.

A copy of this letter has been provided to the Proponent and emailed to *shareholderproposals@sec.gov* in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> **Resolved**, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.
>
> **Supporting Statement**
>
> If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.

A copy of the complete Proposal, including the Whereas clauses included to introduce the Proposal, is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if the proposal deals with a matter relating to the company's ordinary business operations. Decisions regarding a company's day-to-day management, such as the adoption and implementation of policies relating to employee, customer or vendor relations, fall into the category of ordinary business matters. The Proposal is excludable pursuant to Rule 14a-8(i)(7) because it requests that the Company review and report on its policies, presumably (inferring from the recent ancestry of this Proposal and the gratuitous reference in the Supporting Statement for this Proposal requesting the Company to consider whether its policies permit employees "to take part in his or her government free from retribution") the Company's internal policies dealing with its employees, customers and/or vendors, which fall within the Company's ordinary business operations.

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Commission's staff has consistently interpreted Rule 14a-8(i)(3) to cover proposals that are vague and indefinite and, therefore, potentially misleading. The Commission's staff reaffirmed this position in Staff Legal Bulletin No. 14B issued on September 15, 2004.

The Proposal is excludable pursuant to Rule 14a-8(i)(3) because neither the Company nor its shareholders would be able to determine with any reasonable certainty what actions or measures would be required to be taken should the Proposal be approved. The Proposal requests that the Company review "its policies related to human rights" and assess "areas in which the Company may need to adopt and implement additional policies." The plain language of the Proposal makes it difficult, if not impossible, to ascertain what policies the Company would be required to review if the Proposal were approved. The Proposal also fails to provide a basis of comparison against which the Company should assess its "need" for any additional policies, rendering any such proposed assessment highly subjective. Because it is unclear from the text of the Proposal what measures the shareholders are being asked to vote on or what actions the Company would be required to take should the Proposal be approved, the Proposal is vague, indefinite and potentially misleading.

The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, including management's decisions regarding the adoption and implementation of internal Company policies relating to employee, customer and vendor relations and other ordinary business matters.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the [c]ompany's business." Exchange Act Release No. 34-40018 (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id.

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 34-12999 (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal touches upon any "significant social policy issue." If the proposal does not touch upon such an issue, and the Commission's staff agrees that it is an ordinary business matter, then the company may exclude it under Rule 14a-8(i)(7). However, even if the proposal does touch upon a significant social policy issue, that is not necessarily the end of the analysis. Rather, the Commission's staff has concurred with the exclusion of shareholder proposals that touch upon a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

In the past three months, the Commission's staff has concurred in the exclusion of three similar proposals submitted by the Proponent under Rule 14a-8(i)(7), as relating to the subject companies' ordinary business operations. *Deere & Co.* (November 14, 2014); *Costco Wholesale Corp.* (November 14, 2014); *The Walt Disney Co.* (November 24, 2014); *Bristol-Myers Squibb Co.* (January 7, 2015); *Yum! Brands, Inc.* (January 7, 2015). In each of these proposals, the Proponent requested that the subject company adopt a policy that protects employees' human rights to engage in the political process, civic activities and public policy without retaliation. *Id.* Although the Proponent has omitted certain words and phrases from the Proposal submitted to the Company that were included in these other proposals, presumably in an attempt to avoid exclusion under Rule 14a-8(i)(7), it is patently obvious that this Proposal is merely a stripped-down version of the same proposals submitted by the Proponent to these other companies, with the same primary purpose and intended effect in mind. This is particularly evident upon reading the introductory Whereas clauses and the Proponent's Supporting Statement for the otherwise neutral-sounding Proposal submitted to the Company, which suggests that management may "consider whether the Company's policies permit employees to take part in his or her government free from retribution."

The Proposal, although cleansed of most references to "employees" from the earlier versions of the proposal submitted to Deere & Co., Costco Wholesale Corp., The Walt Disney Co., Bristol-Myers Squibb Co. and Yum! Brands, Inc., still relates primarily to ordinary business matters that the Company's management handles as part of routine human resources, supply chain management and store operations, namely the selection and implementation of policies guiding the Company's relationships with its employees, customers and vendors. These policies are of the type that are routinely adopted, revised, implemented and evaluated by the Company's management as part of its day-to-day operations.

The Company believes that its management is in the best position to select and evaluate which policies are in the best interests of the Company and its stakeholders. Thus, the Company's management should be allowed to continue making the day-to-day decisions necessary to run the Company, including the formulation of its employee, customer and vendor relations policies, in a manner that the Company's management and board of directors feel best promotes the interests of the Company, as well as its employees, customers and vendors. As such, because the Proposal (even in this stripped-down version) relates to tasks fundamental to management's ability to run the Company on a day-to-day basis, the Proposal is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7).

The Proposal may be excluded under Rule 14a-8(i)(3) because it is so vague, indefinite and misleading that the Company's shareholders would not be able to determine with reasonable certainty what they are being asked to approve.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. A proposal is vague and indefinite when "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992). The Commission's staff has also agreed not to recommend any enforcement action when a shareholder proposal is excluded because "the shareholders will not understand what they are being asked to consider from the text of the proposal." *Kohl's Corp.* (March 13, 2001). In Staff Legal Bulletin No. 14B, issued on September 15, 2004, the Commission's staff confirmed that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Proposal requests that the Company review "its policies ***related to*** human rights" and assess "areas in which the Company ***may need*** to adopt and implement additional policies" (emphasis added), both of which are vague and overly broad requests.

It is first unclear from the literal wording of the Proposal what policy or policies of the Company that the Proponent is requesting the Company review. As a major participant in the home improvement products industry, nearly all aspects of the Company's day-to-day operations, including its internal policies, touch and concern people, whether those people be employees, customers or vendors of the Company. Thus, the use of the phase "related to human rights" does not enable the Company or its shareholders to determine with any reasonable certainty if the Proposal is referring to hiring policies, employee relations policies, customer relations policies, vendor selection policies or any of the myriad of other policies the Company may have in place at any given time. This also makes it impossible for the Company and its shareholders to ascertain if there are any existing policies of the Company that fall within the Proposal's requested scope of review. Without a reasonable idea of what existing policies would be subjected to such a proposed review, it would be difficult for shareholders to make a meaningful, informed decision as to whether to vote for or against the Proposal.

It is also unclear from the literal but vague wording of the Proposal which human rights the Company's management should take into consideration. There is no definition of "human rights" included in the Proposal. The Whereas clauses in the submission refer to the Universal Declaration of Human Rights adopted by the United Nations General Assembly in 1948, but that document includes 30 articles defining a multiplicity of "human rights," in broad general terms. The shareholders would not be able to ascertain which of these "human rights" the Proponent has requested the Company to adopt policies addressing.

In fact, the Proposal, viewed as a whole, is internally inconsistent by referring broadly to "human rights" in the proposal language, but in the introductory Whereas clauses specifically referring to those "human rights" that are described in clauses (1) and (3) of the Universal Declaration of Human Rights. Therefore, exclusion of the Proposal is appropriate because it is so internally inconsistent that neither the Company nor its shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Neither shareholders nor the Company would know whether the review should be focused on the human rights described in clauses (1) and (3) of Article 21 or on the entire panoply of the "human rights" described in the 30 Articles included in the Universal Declaration of Human Rights, many of which are totally irrelevant to a private enterprise such as the Company (e.g., Article 26 on the human right to an education, Article 17 on the right to ownership of property, and Article 15 on the right to a nationality).

The Commission's staff has concurred with this analysis and allowed for the exclusion of shareholder proposals that refer to standards that are not explained within the proposal, such that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Cardinal Health, Inc.* (July 6, 2012). Exclusion has also been deemed acceptable where external standards that "represent a central aspect of the proposal" are used within the proposal without being adequately defined or described therein. *Dell Inc.* (March 30, 2012).

In addition, the Proponent's request for the Company to assess its need for "additional policies" lacks any objective criteria on which the Company could base such an assessment. As there is no definitive standard for what a company's "policies related to human rights" should be (other than the obligation of all companies to comply with applicable laws and regulations related to human rights), any "need" for additional policies would be strictly a matter of opinion. As the Proponent fails to suggest any model for comparison, any assessment of the Company's "need" for additional policies would be highly subjective.

Because of this ambiguity, approval of the Proposal would leave the Company without clear guidance as to which, if any, of the Company's existing policies were subject to the proposed review. The Company would also be left without direction as to how to evaluate whether any such existing policies were adequate, or if there was a "need" for the Company to adopt and implement additional policies. The Company's shareholders would also face the same ambiguities when evaluating the merits of the Proposal in preparation for voting at the annual meeting. Due to the varying interpretations of what is meant by "policies related to human rights" and the "need" for additional polices, it is foreseeable that shareholders could place their vote expecting approval of the Proposal to lead to a specific set of actions that may, due to the inherent ambiguities present within the Proposal, be significantly different than the actions that the Company would ultimately take upon approval.

The Commission's staff has concurred with this analysis and recognized that where, as here, a proposal is subject to varying interpretations, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal," the proposal is excludable under Rule 14a-8(i)(3). *See Fuqua Industries, Inc.* (March 12, 1991). *See also Philadelphia Electric Co.* (July 30, 1992) (proposal asking certain shareholders to refer a plan to the board of directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees" found excludable as vague and indefinite because the language could have been interpreted in numerous ways).

If the Proposal were to be approved, the Company's management and board of directors would be left with the impossible task of trying to read between the lines of the Proponent's request to discern what category of policies relating to "human rights" were intended to be included, then assessing the adequacy of these policies in the absence of any identified standard for review. It is difficult to see how this request could lead to any type of meaningful policy review, and even more difficult to see how the undertaking of this vague and unstructured process could provide any benefit to the Company or its shareholders to offset the monetary and human resource costs required. Thus, the Company believes that the Proposal should be excluded, as neither shareholders voting on the Proposal, nor the Company's management in its potential implementation of the Proposal, would be able to determine with any reasonable certainty what actions would be taken should the Proposal be approved.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations, and pursuant to Rule 14a-8(i)(3) because it is so vague, indefinite and misleading that the Company's shareholders would not be able to determine with reasonable certainty what they are being asked to approve. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above. Please feel free to call me at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC



Dumont Clarke IV

Enclosures

cc: Mr. Justin Danhof, Esq.

EXHIBIT A

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Via FedEx

December 12, 2014

GMK

Gaither M. Keener, Jr.,
Corporate Secretary
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Dear Mr. Keener, Jr.,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Lowe's Companies, Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Lowe's Companies, Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Human Rights Review

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Human Rights Review

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute significant policy issues.

Whereas, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Whereas, the United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

Resolved, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

Supporting Statement

If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.